EXHIBIT 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Sauer-Danfoss Inc.:
We consent to the incorporation by reference in the registration statements No. 33-53927 and No. 333-93745 on Form S-8 of Sauer-Danfoss Inc. of our report dated March 3, 2011 with respect to the consolidated balance sheets of Sauer-Danfoss Inc. and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2010, and the related financial statement schedule, and the effectiveness of internal control over financial reporting as of December 31, 2010, which report appears in the December 31, 2010 annual report on Form 10-K of Sauer-Danfoss Inc.
/s/ KPMG LLP
Des Moines, Iowa
March 3, 2011